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Annual Report

2021

Annual Report 2021

Throughout this document, mentions of Dashible refer to Dashible, Inc. , a Corporation formed on February 19th, 2019 in Delaware. The Company's physical address is 138-44C Queens Blvd, Suite 451, Briarwood NY, 11435.

You may contact Dashible by emailing via www.dashible.com/contact-us. This annual report is posted on the Company's website, dashible.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Dashible, Inc. ("Dashible" or "Company") is a corporation formed on February 19th, 2019 , in Delaware. The Company's physical address is 138-44C Queens Blvd, Suite 451, Briarwood NY, 11435. The Company's web site may be accessed at www.dashible.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Anthony Carter

Board positions with Dashible

Dates	Position	Principal Occupation
02/19/2019-Present	Board Member	Board Director

Positions with Dashible

Dates	Position	Responsibilities
02/19/2019-Present	CTO	Chief Technology Officer

Dates	Organization	Title, Principal Business, and Responsibilities
01/01/2017-01/01/2018	BetterCloud	Senior Security Staff
01/01/2012-Present	iTrust Labs	President

Marvin Johnson

Board positions with Dashible

Dates	Position	Principal Occupation
02/19/2019	Board Member	Board Director

Positions with Dashible

Dates	Position	Responsibilities
02/19/2019-Present	CEO	CEO

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
01/01/2019-02/01/2020	Mezu Inc,	Head of Payment & Treasury
01/01/2010-03/01/2018	Mastercard Inc	Director of new product development

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Marvin Johnson is the beneficial owner of 662,500 shares of Common Stock, representing 63.33% of voting power in the company.

Anthony Carter   is the beneficial owner of 312,500 shares of Common Stock, representing 29.87% of voting power in the company.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Dashible helps local retailers build long-term relationships with and increase the lifetime value of their customers via our integrated deals and loyalty offerings. We connect local retailers to customers by providing a self service platform enabling these businesses to create custom deals/promotional campaigns and customer loyalty/rewards programs in just a few minutes. Customers then access the deals and loyalty offerings of participating retailers via the Dashible mobile applications.

Generating revenue via monthly subscription fees charged to the retailers.

Dashible is lead by the Co-Founders Marvin Johnson, CEO and Tony Carter, CTO. Marvin is a former US Naval Officer and served in the nuclear submarine force. Marvin also has experience at several startups and spent time at Mastercard where he worked in global product management and product development. Marvin holds a BS in Materials Engineering from the University of Florida and an MBA from Georgia State University. Tony is also a veteran and served in the US Air Force where he specialized in information security. Tony has worked at several startups and has worked in corporate America including time at Github and Sprint.

5. How many employees does the Company currently have? (§ 227.201(e))

Dashible currently has 7 employees.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

1. The startup may face competition from other companies, some of which might have received more funding than the startup has. One or more of the company's competitors could offer services similar to those offered by the company at significantly lower prices, which would cause downward pressure on the prices the company would be able to charge for its services. If the company is not able to charge the prices it anticipates charging for its services, there may be a material adverse effect on the company's results of operations and financial condition.

2. While the company believes that there will be customer demand for its products, there is no assurance that there will be a broad market acceptance of the company's offerings. There also may not be broad market acceptance of the company's offerings if its competitors offer products that are preferred by prospective customers. In such an event, there may be a material adverse effect on the company's results of operations and financial conditions, and the company may not be able to achieve its goals.

3. For a startup to succeed, it will need to expand significantly. There can be no assurance that it will achieve this expansion. Expansion may place a significant strain on the company's management, operational, and financial resources. To manage growth, the company will be required to implement operational and financial systems, procedures, and controls. It also will be required to expand its finance, administrative, and operations staff. There can be no assurance that the company's current and planned personnel, systems, procedures, and controls will be adequate to support its future operations. The company's failure to manage growth effectively could have a material adverse effect on its business, results of operations, and financial condition.

4. Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business. The United States and other countries have experienced and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The

extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

5. We are highly dependent on the Services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

6. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

7. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

8. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

9. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

10. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	10,000,000	1,046,181	Yes	
Reserved Options		165,000		

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The price of the Securities was determined solely by Management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Dashible, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Dashible and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Marvin Johnson	$6,715	0.00%	Payable on Demand
Anthony Carter	$7,149	0.00%	Payable on Demand

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
07/2019	SAFE	$10,000	Section 4(a)(2)	Software and tech dev
12/2019	SAFE	$5,000	Section 4(a)(2)	Software and tech dev

02/2020	SAFE	$5,000	Section 4(a)(2)	Software and tech dev
08/2021	Common Stock	$44,724	Reg CF	Sales and marketing activities, salaries and technology enhancements.

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Specified Person	Relationship to Your Company	Nature of Interest in Transaction	Amount of Interest
Marvin Johnson	CEO	Loan	$6,715
Anthony Carter	CTO	Loan	$7,149

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Dashible helps local retailers build long-term relationships with and increase the lifetime value of their customers via our integrated deals and loyalty offerings. We connect local retailers to customers by providing a self service platform enabling these businesses to create custom deals/promotional campaigns and customer loyalty/rewards programs in just a few minutes. Customers then access the deals and loyalty offerings of participating retailers via the Dashible mobile applications.

Our COGS for the year-ended on December 31, 2021, amounted to $157,969, while we were able to generate $266,096 in revenue which resulted in a $108,127 gross profit. On a year-to-year basis our revenue grew approximately 265% while our gross margin grew about 48%. Our operating expenses amounted to $135,200 while recording other income of $17,828 which resulted in a $21,813 net loss.

During the year ended on December 31, 2021 we were able to raise gross proceeds from sale of 11,181 shares of common stock via Reg CF in the amount of $44,724. Net proceeds of that offering amounted to $37,932. On the other hand the Company repaid one of the founders $4,639 and decreased their loan balance to $6,715.

Subsequent to December 31, 2021 the Company issued an additional 22,500 shares of common stock to a number of option holders that exercised their rights. The total number of shares issued and outstanding is 1,046,181.

Our expenses for the year-ended on December 31, 2020, amounted to $74,082, which resulted in a $4,456 net loss. The majority of our expenses, $52,077 in total, were for software and technology. In 2020 we were also able to generate $72,889 in revenue. In our fundraising efforts for 2020 we issued a SAFE note of $5,000 as well as received another $3,349 via founder loan.

Dashible, Inc. is a new company with limited revenues. Our average monthly burn rate is approximately $2,300, with an average allocation of 25% towards advertising and promotion, 60% to the development of

Software and Technology, and the remainder to operations and customer success. We currently have metrics around the user base.

With this raise, we plan to allocate a higher percentage to payroll, as well as to sales and marketing. We believe these activities will result in the traction we will need to court venture capital funding.

We currently have approximately $10,000 in the bank. We will continue to keep a tight rein on expenses in order to keep a secure runway for the duration of the time it will take to raise this round.

Our expenses from our date of inception on February 19, 2019, to our year-end on December 31, 2019, amounted to $28,462, which resulted in a 27,838 loss. The majority of our expenses, $17,125 in total, were for software and technology.

December 31, 2019, we were granted $10,000 via NAACP and the BeyGOOD's BlackOwnedSmall Business Impact Fund . We also received a grant of $5,000 via the Coalition to Back Black Businesses. We recognized these grants as Revenue.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Dashible has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Dashible will file a report electronically with the SEC annually and post the report on its web site (www.dashible.com) no later than 120 days after the end of each fiscal year covered by the report.

DocuSigned by:

Marvin Johnson

I, —9840D72ABF734B1...("Full name") certify that:

(1) the financial statements of ___Dashible___ ("Company name") included in this Form are true andcomplete in all material respects; and

(2) the tax return information of ___Dashible___ ("Company name") included in this Form reflects accurately the information reported on the tax return for ___Dashible___ ("Company name") filed for thefiscal year ended 12/31/2021.

Full name: Marvin Johnson

Position: CEO

Date: 4/17/2022

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Dashible, Inc.
Balance Sheets
(Unaudited)

	December 31, 2021	December 31, 2020
ASSETS		
Cash	$ 7,274	$ 6,218
Accounts Receivable	7,331	-
Bad Debt Allowance	3,093	-
Total Current Assets	17,698	6,218
Total Assets	$ 17,698	$ 6,218
LIABILITIES AND SHAREHOLDERS' EQUITY		
Founder Loan 1	$ 6,715	$ 11,354
Founder Loan 2	7,149	7,149
Total current liabilities	13,864	18,503
Total Liabilities	13,864	18,503
LIABILITIES AND SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized; 1,023,681 issued and outstanding; $0.00001 par value)	11	10
Paid in Capital	57,931	20,000
Retained Earnings (Deficit)	(54,108)	(32,295)
Total Shareholders' Equity	3,834	(12,285)
Total Liabilities and Shareholders' Equity	$ 17,698	$ 6,218

Dashible, Inc.
Statements of Changes in Shareholders' Equity
From December 31, 2019 - December 31, 2021
(Unaudited)

	Common Stock		Paid-in-Capital		Retained Earnings (Deficit)		Total Shareholders' Equity	
	Shares	Amount						
Balance, December 31, 2019	1,012,500	$ 10	$	15,000	$	(27,838)	$	(12,828)
Issuance of SAFE notes				5,000				5,000
Net loss						(4,457)		(4,457)
Balance, December 31, 2020	1,012,500	$ 10	$	20,000	$	(32,295)	$	(12,285)
Issuance of common stock net	11,181	1		37,931				37,932
Net loss						(21,813)		(21,813)
Balance, December 31, 2021	1,023,681	$ 11	$	57,931	$	(54,108)	$	3,834

Dashible, Inc.
Statements of Comprehensive Income
(Unaudited)

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Revenue	$ 266,096	$ 72,889
COGS	157,969	-
Gross Profit	108,127	72,889
Expenses:		
Advertising, promotions, and events	22,619	13,149
Software and Technology	22,242	52,077
Meals and Entertainment	1,109	2,398
Charitable contributions	10	-
Professional Fees	33,840	1,250
Office Supplies	2,255	637
Bank Charges and Fees	1,396	3,168
Licenses and Permits	1,349	609
Travel and Lodging	2,304	794
Rent and Lease	653	-
Dues and Subscriptions	7,269	-
R&D	40,153	-
Total Operating Expense	(135,200)	(74,082)
Reimbursable expenses	(12,568)	(3,264)
Other Income	17,828	-
Total other income/(expense)	5,260	(3,264)
Total expenses	(129,940)	(77,346)
Net loss	$ (21,813)	$ (4,457)

Dashible, Inc.
Statements of Cash Flows
(Unaudited)

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Cash flows from operating activities:		
Net loss	$ (21,813)	$ (4,457)
Changes in operating assets and liabilities:		
(Increase) in accounts recievable	(7,331)	-
(Increase) in bad debt allowance	(3,093)	-
Net cash used in operating activities	(32,237)	(4,457)
Cash flows from investing activities		
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Net proceeds from issuance of common stock	37,932	-
(Repayment) / Proceeds from Founder Loan	(4,639)	3,349
Proceeds from issuance of SAFE notes	-	5,000
Net cash provided by financing activities	33,293	8,349
Cash at beginning of period	6,218	2,326
Net cash increase (decrease) for period	1,056	3,892
Cash at end of year	$ 7,274	$ 6,218

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes	$ -	$ -
Interest	$ -	$ -